UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at June 29, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 29, 2006

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO EXPANDS MANAGEMENT TEAM TO ADVANCE PROJECTS

June 29, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) is pleased to announce two senior staff appointments.

Kim Barrowman will join Taseko, effective July 1, as General Manager of Taseko's Gibraltar Mine. Mr. Barrowman, a Professional Mining Engineer, has 30 years of mining industry experience encompassing a broad range of disciplines, including Mine and Mill Operations, Engineering and Maintenance.

Mr. Barrowman brings extensive experience in all facets of mine management to his position at Taseko. Most recently, Mr. Barrowman was Director of Canadian Operations for the Washington Group. His background also includes specific experience in coal and oil sands mining as Mine Superintendent at Elk Valley Coal's Fording River Operation and Manager of Operations at Suncor's Oil Sands Operation in Fort McMurray.

Scott Jones has joined Taseko as General Manager, Project Development. Mr. Jones's initial responsibilities will be managing the ongoing Environmental Assessment, Mine Permitting and Feasibility Study for Taseko's Prosperity Gold-Copper Project.

Mr. Jones has 25 years of experience in the mining industry, most recently as a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold's Hemlo operations. He has a B.Sc. in Mine Engineering from McGill University.

The growth of Taseko's mine management and operational team reflects further progress toward the Company's objectives as it moves forward with its expansion plans at the Gibraltar Mine and continues its efforts to advance the Prosperity Project to a production decision.

For further details on Taseko, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell E. Hallbauer
President and CEO

Note: High resolution photos of Mr. Barrowman and Mr. Jones are available upon request. Contact Tracy Wong at tracyw@hdgold.com for more information.

No regulatory authority has approved or disapproved the information contained in this news release.